                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-75566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Borg-Warner Retirement Savings Plan, Blytheville Plant as Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Borg-Warner Automotive, Inc.
        200 South Michigan Avenue
        Chicago, Illinois 60604


REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and 1994 and for the Year
Ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BORG-WARNER RETIREMENT SAVINGS PLAN,
BLYTHEVILLE PLANT

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 1995 AND 1994 AND FOR THE
YEAR ENDED DECEMBER 31, 1995 AND
SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 1995 AND
INDEPENDENT AUDITORS' REPORT

BORG-WARNER RETIREMENT SAVINGS PLAN, BLYTHEVILLE PLANT

TABLE OF CONTENTS
- -------------------------------------------------------------------------------

                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                    1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                                   2

 Statement of Changes in Net Assets Available for Benefits,
   Year Ended December 31, 1995                                                 3

 Notes to Financial Statements,
   Years Ended December 31, 1995 and 1994                                       4-12

SUPPLEMENTAL SCHEDULE:
 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995  13



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Retirement Savings Plan,
Blytheville Plant:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Retirement Savings Plan, Blytheville Plant as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

BORG-WARNER RETIREMENT SAVINGS PLAN,
BLYTHEVILLE PLANT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

NET ASSETS                                       1995            1994
INVESTMENT IN MASTER TRUST                      $2,853          $1,945
                                             -------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS               $2,853          $1,945
                                             =============  ==============
See notes to financial statements.

BORG-WARNER RETIREMENT SAVINGS PLAN,
BLYTHEVILLE PLANT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(In Thousands of Dollars)
- --------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income from Master Trust                             $   531
  Contributions from participants                                     256
  Contributions from the Company                                      279
  Transfers from other Borg-Warner Automotive, Inc. Plans              77
                                                                  --------
      Total additions                                               1,143
                                                                  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Participants' withdrawals                                           204
  Miscellaneous expense                                                31
                                                                  --------
      Total deductions                                                235
                                                                  --------

NET INCREASE                                                          908

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year               1,945
                                                                  --------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                    $2,853
                                                                  ========

See notes to financial statements.

BORG-WARNER RETIREMENT SAVINGS PLAN, BLYTHEVILLE PLANT

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees participating in the Prior Master Trust through the Borg-Warner Retirement Savings Plan, Blytheville Plant (the "Plan").

   The Plan was established on January 1, 1992 as a participant in the Prior Master Trust. Effective May 31, 1994, the Prior Master Trust transferred to the Master Trust assets equal to participant balances in the Plan under the Prior Master Trust as of March 31, 1994 pursuant to the Benefits Agreement.

   The Plan is a defined contribution plan under section 401(a) of the Internal Revenue Code designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. Borg-Warner Automotive Control Systems Corporation Blytheville Plant (the "Blytheville Plant"), formerly Borg-Warner Automotive Electronic & Mechanical Systems Corporation, Blytheville Plant, is the Plan sponsor. The Blytheville Plant has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

   A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

   ELIGIBILITY - Employees of the Blytheville Plant may participate in the Plan if they have been employed for at least six consecutive months.

   PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participants' account consists of the following:

   Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant based on the participant's compensation, years of vested service, and age. No employee contributions are made to this account.

   Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

   Savings Account - Participants may voluntarily contribute an additional one to ten percent of their compensation to this account. No Company contributions are made to this account.

   Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account, up to $400 per year.

   CONTRIBUTIONS TO THE PLAN - For the year ended December 31, 1995, the Company made contributions to the Company Retirement Account for all eligible employees as a percentage of compensation based on years of vested service as follows:



                     YEARS OF                         PERCENTAGE
                  VESTED SERVICE                    OF COMPENSATION
Less than or equal to 10 years                            1.5 %
Greater than 10 but less than or equal to 20 years        2.5 %
Greater than 20 years                                     3.5 %

   If an employee (i) was a participant in the Blytheville Plant, Borg-Warner Automotive, Inc., Blytheville, Arkansas Hourly Employees' Pension Plan on June 30, 1989, (ii) attained age 40 as of June 30, 1989, and (iii) was eligible to receive contributions to the Company Retirement Account as of July 1, 1989, the Company makes additional contributions to the Company Retirement Account as follows:




       ATTAINED AGE AS OF           ADDITIONAL COMPANY
         JUNE 30, 1989            RETIREMENT CONTRIBUTION
40 but less than 50 years of age  0.5% of compensation
50 and over                       1.5% of compensation

   MASTER TRUST - Participants may elect to invest their Company
   Retirement Account, Employee Retirement Account, Savings Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

      Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

      Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

      Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

      Putnam U.S. Government Bond Fund -   Invests exclusively in
      securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect
      to such securities.   Effective December 29, 1995, the Master Trust
      discontinued this fund as an investment option and participants' investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

      The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund- Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

      Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

      Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:

                                           DECEMBER 31, 1995
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                          UNITS      PER UNIT
Investment Contracts Fund                  779,725      $1.00
Putnam Voyager Fund                         44,704      15.34
Putnam S&P 500 Index Fund                   22,489      13.88
The George Putnam Fund of Boston            49,420      15.52
Borg-Warner Automotive, Inc. Stock Fund      8,434      32.00
Putnam Income Fund                           1,574       7.23


                                          DECEMBER 31, 1994
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                          UNITS      PER UNIT
Investment Contracts Fund                  647,630      $1.00
Putnam Voyager Fund                         29,965      11.56
Putnam S&P 500 Index Fund                   19,952      10.12
Putnam U.S. Government Bond Fund             9,582      12.20
The George Putnam Fund of Boston            34,092      12.93
Borg-Warner Automotive, Inc. Stock Fund      7,202      25.12


   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service, or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

   RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3. TAX STATUS

   The Plan obtained a determination letter on April 6, 1995 in which the Internal Revenue Service stated that the Plan was, as then designed, in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is currently designed and is operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.



4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:

                                                                 DECEMBER 31,
                                                             1995         1994
Fair Value of Plan investments (in thousands):
  Investment Contracts Fund                                   780*      $   648*
  Putnam Voyager Fund                                         686*          346*
  Putnam S&P 500 Index Fund                                   312*          202*
  Putnam U.S. Government Bond Fund                                          117*
  The George Putnam Fund of Boston                            767*          441*
  Borg-Warner Automotive, Inc. Stock Fund                     270*          181*
  Putnam Income Fund                                           11
  Loan Fund                                                    27            10
                                                          -------       -------
  Total                                                   $ 2,853       $ 1,945
                                                          =======       =======
  *Represent 5% or more of Plan Assets.


Investment income from Master Trust, for the year ended December 31, 1995 (in thousands):
Investment Contracts Fund                    $   48
Putnam Voyager Fund                             167
Putnam S&P 500 Index Fund                        82
Putnam U.S. Government Bond Fund                 21
The George Putnam Fund of Boston                149
Borg-Warner Automotive, Inc. Stock Fund          62
Pending Account                                   2
                                             ------
Total                                        $  531
                                             ======

Contributions from participants, for the year ended December 31, 1995 (in thousands):

Investment Contracts Fund                  $   61
Putnam Voyager Fund                            61
Putnam S&P 500 Index Fund                      24
Putnam U.S. Government Bond Fund               19
The George Putnam Fund of Boston               65
Borg-Warner Automotive, Inc. Stock Fund        26
                                           ------
Total                                      $  256
                                           ======


Contributions from the Company, for the year ended December 31, 1995 (in thousands):

Investment Contracts Fund                  $   65
Putnam Voyager Fund                            65
Putnam S&P 500 Index Fund                      28
Putnam U.S. Government Bond Fund               18
The George Putnam Fund of Boston               75
Borg-Warner Automotive, Inc. Stock Fund        28
                                           ------
Total                                      $  279
                                           ======


Particpants' withdrawals, for the year ended December 31, 1995
(in thousands):

Investment Contracts Fund                 $    39
Putnam Voyager Fund                            17
Putnam S&P 500 Index Fund                      22
Putnam U.S. Government Bond Fund               22
The George Putnam Fund of Boston               99
Borg-Warner Automotive, Inc. Stock Fund         5
                                          -------
Total                                     $   204
                                          =======

5. MASTER TRUST

   The plans participating in the Master Trust are the Borg-Warner
   Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:






                                           PERCENT OF MASTER TRUST NET ASSETS
                                                  DECEMBER 31, 1995
- -----------------------------------------------------------------------------------------------------------------------------

NAME     INVESTMENT   PUTNAM      PUTNAM     THE GEORGE     BORG-WARNER      PUTNAM
 OF      CONTRACTS    VOYAGER    S&P 500    PUTNAM FUND   AUTOMOTIVE, INC.   INCOME      LOAN        PENDING      TOTAL
PLAN       FUND        FUND     INDEX FUND   OF BOSTON      STOCK FUND        FUND       FUND        ACCOUNT      PLAN
BWARSP    26.94 %    20.70 %       8.10 %     19.68 %       3.37 %          0.77%          0.73 %      0.11%      80.40 %
IRSP       1.72       1.28         0.48        1.20         0.42            0.01           0.06        0.00        5.17
DRSP       0.50       0.42         0.08        0.37         0.13            0.00           0.01        0.00        1.51
BRSP       0.23       0.21         0.09        0.23         0.08            0.00           0.01        0.00        0.85
MRSP       0.09       0.31         0.13        0.32         0.07            0.00           0.04        0.00        0.96
MRIP       1.41       3.84         1.23        3.99         0.10            0.17           0.04        0.01       10.79
SHSP       0.02       0.02         0.01        0.03         0.02            0.00           0.00        0.00        0.10
CRSP       0.01       0.02         0.02        0.02         0.01            0.00           0.00        0.00        0.08
RRSP       0.01       0.03         0.01        0.02         0.03            0.00           0.00        0.00        0.10
PRSP       0.01       0.01         0.01        0.01         0.00            0.00           0.00        0.00        0.04
         -------    -------      -------     -------      -------         -------        -------     -------     -------
Total by
fund      30.94%     26.84%       10.16%      25.87%        4.23%           0.95%          0.89%       0.12%     100.00%
         =======    =======      =======     =======      =======         =======        =======     =======     =======





                                           PERCENT OF MASTER TRUST NET ASSETS
                                                  DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------
NAME     INVESTMENT  PUTNAM    PUTNAM         PUTNAM U.S.     THE GEORGE       BORG-WARNER
 OF      CONTRACTS   VOYAGER   S&P 500        GOVERNMENT      PUTNAM FUND     AUTOMOTIVE, INC.      LOAN    PENDING     TOTAL
PLAN        FUND      FUND    INDEX FUND      BOND FUND       OF BOSTON         STOCK FUND         FUND    ACCOUNT      PLAN
BWARSP     33.61 %    16.99 %      6.92 %        3.52 %         17.63 %            3.16 %         0.82 %      0.01 %   82.66 %
IRSP        1.97       1.01        0.38          0.18            0.92              0.35           0.06        0.01      4.88
DRSP        0.54       0.30        0.06          0.03            0.28              0.11           0.01        0.00      1.33
BRSP        0.25       0.13        0.08          0.04            0.17              0.07           0.00        0.00      0.74
MRSP        0.08       0.16        0.09          0.09            0.11              0.08           0.02        0.00      0.63
MRIP        1.43       2.64        0.91          2.44            2.34              0.00           0.00        0.00      9.76
           ------     ------     -------        -------         -------         --------         ------      ------  ---------
Total by
fund       37.88 %    21.23 %      8.44 %        6.30 %         21.45 %           3.77 %          0.91 %      0.02 %   100.00 %
           ======     ======     =======        =======         =======         ========         ======      ======  =========

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust for the year ended December 31, 1995 are summarized in Note 6.

6.    MASTER TRUST INFORMATION

      The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.


                                                        DECEMBER 31,
                                                      1995        1994
Fair value of investments (in thousands):
  Investment Contracts Fund                        $102,880     $ 98,800
  Putnam Voyager Fund                                89,247       55,395
  Putnam S&P 500 Index Fund                          33,768       21,994
  Putnam U.S. Government Bond Fund                                16,452
  The George Putnam Fund of Boston                   86,070       55,935
  Borg-Warner Automotive, Inc. Stock Fund            14,053        9,804
  Putnam Income Fund                                  3,204
  Loan Fund                                           2,971        2,364
  Pending Account                                       422           46
                                                   --------     --------
  Total                                            $332,615     $260,790
                                                   ========     ========

                                                                               YEAR ENDED DECEMBER 31, 1995

                                                                NET APPRECIATION
                                                                  IN FAIR VALUE             DIVIDEND         INTEREST
                                                                 OF INVESTMENTS              INCOME           INCOME
                                                                ----------------            --------         --------
Investment income (in thousands):
  Investment Contracts Fund                                                                 $6,829
  Putnam Voyager Fund                                           $  19,172                    4,634
  Putnam S&P 500 Index Fund                                         8,460                        1
  Putnam U.S. Government Bond Fund                                  1,236                    1,191
  The George Putnam Fund of Boston                                 11,609                    5,659
  Borg-Warner Automotive, Inc. Stock Fund                           2,837                      558
  Putnam Income Fund                                                   60                       28
  Loan Fund                                                                                                     $186
  Pending Account                                                                               12

                                                               ------------           -------------              ---
  Total                                                           $43,374                  $18,912              $186
                                                                   ======                   ======               ===

                                  * * * * * *

BORG-WARNER RETIREMENT SAVINGS PLAN,
BLYTHEVILLE PLANT

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

                        DESCRIPTION                              COST          MARKET
                                                              (ESTIMATED)
INVESTMENT IN MASTER TRUST                                         $2,769      $2,826
LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest
 from 6% to 11% maturing January 1996 through January 2001)            27          27
                                                                   ------      ------
TOTAL                                                              $2,796      $2,853
                                                                   ======      ======


                                    - 12 -

                      BORG-WARNER RETIREMENT SAVINGS PLAN, BLYTHEVILLE PLANT AS AMENDED AND RESTATED



Date: June 28, 1996   SIGNATURE            TITLE


               By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
                      Robin J. Adams


                      WILLIAM C. CLINE     Retirement Savings Plan Committee
Member
                      William C. Cline


                      GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
                      Geraldine Kinsella


                      REGIS J. TRENDA      Retirement Savings Plan Committee
Member
                      Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                                   Page

(23.1) Consent of Deloitte & Touche LLP